                                                                       Exhibit 1
COMPENSATION TO EXECUTIVE OFFICERS

     The following table is a summary of certain information concerning the compensation earned by the Company's chief executive officer and each of the other five most highly compensated executive officers during the last three fiscal years.


                                                                                     Long-        All other
                                                                                     Term Com-    Compen-
                                                                                     pensa-       sation
                                                      Annual Compensation            tion         (2)
                                        -------------------------------------------  -----------  --------------
                                                                       Other         No. of
                                                                       Annual        Securi-
                                                                       Compen-       ties Un-
Name/                                                                  sation        derlying
Position                     Year       Salary         Bonus           (1)           Options
- --------                     ----       -----------    -----------     ------------  -----------  -------------
Anthony J. Bruno             1996       $  266,000      $     --             __            --       $  523,000
Chairman of the                                                               --            --
 Board                       1995          256,000         98,000                                       45,000
CEO                          1994          244,000        125,000             --            --          48,000

Arthur M. Jones,
 Sr.                         1996          216,000             __      $  41,000        22,000          60,000
President and                1995          205,000         79,000         32,000            --          29,000
Chief Operating
 Officer                     1994          185,000        100,000         11,000        18,000          24,000

James A. Bruno               1996          140,000             --         30,000        10,000          19,000
Executive Vice
President;                   1995          107,000         47,000             --            --           9,000
Secretary                    1994           82,000         43,000             --         7,000           8,000

Vincent J. Bruno             1996          127,000             --         38,000         7,000          68,000
Senior Vice Presi-
dent                         1995          120,000         46,000             --            --          27,000
of Purchasing and
Advertising                  1994          114,000         59,000         40,000         8,000          30,000

Bobby W. Little              1996          118,000             --         16,000         7,000          54,000
Senior Vice Presi-
dent                         1995          109,000         42,000         12,000            --          25,000
of Store Opera-
 tions                       1994          101,000         53,000             --         7,000          21,000

(1) Reflects amounts reimbursed by the Company for the payment of taxes resulting from the exercise of stock options issued under the Company's Employee Stock Option Plan. No amounts for executive perquisites and other personal benefits, securities or property are shown because the aggregate dollar amount per executive is the lesser of either $50,000 or 10% of annual salary and bonus.

(2) The amounts listed in this column represent (i) the Company's contributions under its Profit Sharing Plan for the benefit of the following executives for 1996, 1995, and 1994: Anthony J. Bruno $6,000, $6,000 and $6,000; Arthur M.
Jones, Sr. $6,000, $6,000 and $6,000; James A. Bruno $6,000, $5,000 and $4,000;
Vincent J. Bruno $4,000, $6,000 and $6,000; and Bobby W. Little $6,000, $4,000
and $4,000; (ii) amounts accrued by the Company in 1996, 1995, and 1994 under Employment and Deferred Compensation Agreements to provide future retirement benefits for its executives as follows: Anthony J. Bruno $390,000, $20,000 and $25,000; Arthur M. Jones, Sr. $47,000, $20,000 and $25,000; James A. Bruno
$10,000, $2,000 and $2,000; Vincent J. Bruno $56,000, $18,000 and $21,000; and
Bobby W. Little $40,000, $18,000 and $14,000; and (iii) annual premiums paid by the Company on life insurance provided by the Company in 1996, 1995 and 1994 for the benefit of its executives as follows: Anthony M. Jones, Sr. $7,000, $3,000 and $3,000; James A. Bruno $3,000, $2,000 and $2,000; Vincent J. Bruno $8,000,
$3,000 and $3,000; and Bobby W. Little $8,000, $3,000 and $3,000.

COMPENSATION REPORT

    The Company's Compensation Committee has established for executives specific compensation policies which seek to enhance the profitability of the Company with an appropriate balance between long-term and short-term profitability goals and to assure the ability of the Company to attract and retain executive employees with compensation packages competitive in the marketplace.

    The compensation program of the Company seeks specifically to motivate the executives of the Company to achieve objectives which benefit the Company within their respective areas of responsibility, with particular emphasis, in the following order of priority, on the ultimate realization of profits for the Company, continued growth in revenues, and control over operating expenses through the achievement of operating efficiencies.

    The key elements of the Company's compensation program include base compensation, an incentive bonus, a Stock Option Plan and retirement benefits typically offered to executives of similar businesses.

    The Company has also sought to align the interests of the executives with the long-term interests of the shareholders through its Stock Option Plan and an attractive deferred compensation plan for the executives.

    The fiscal 1996 compensation of Anthony J. Bruno, the Company's Chief Executive Officer, was based on a review of salaries paid by other retail drug companies of a similar size to that of the Company, taking into account the successful performance of the Company during the preceding year and the leadership provided by him in his role as CEO. The base salaries of all of the executives are set on a general and subjective basis after a review of certain factors, including salaries paid by other retail drug companies of a similar size to that of the Company for executives of similar experience and skills, the overall performance by each executive during the preceding year, the Company's financial performance during the preceding year, and any changes in the scope of the executive's responsibilities from the preceding year. In addition to base salary, each executive, including the CEO, may earn a cash bonus of up to 50% of base pay if certain earnings objectives, established at the beginning of each fiscal year, are achieved with the maximum potential bonus being reduced in proportion to any shortfall in these set earnings objectives.

COMPENSATION COMMITTEE

Richard Cohn
Charles A. McCallum, D.M.D., M.D.
Susan W. Matlock

* * *

STOCK OPTION GRANTS

                   PRIVATE OPTION GRANTS IN LAST FISCAL YEAR

                                      % of Total                                Potential Value
                                      Options                                   at Assumed
                                      Granted to    Exercise                    Rates of
                        Options       Employees     or Base                     Stock Price
                        Granted       in Fiscal     Price         Expiration    Appreciation
Name                    (#)(1)        Year          ($/Share)     Date          for Option
- ----------------------  ------------  ------------  ------------  ------------  Terms (2)
                                                                                5%($)           10%($)
                                                                                --------------  --------------

Anthony J. Bruno               0            0             0            ---               ---             ---

Arthur M. Jones, Sr.       22,000           22%         10.00        1/31/98         156,000        212,000

Vincent J. Bruno            7,000            7%         10.00        1/31/98          50,000         67,000

James A. Bruno             10,000           10%         10.00        1/31/98          71,000         96,000

Bobby W. Little             7,000            7%         10.00        1/31/98          50,000         67,000

Total                      46,000           46%                                      327,000        442,000


(1) All options outstanding were issued under the Company's Employee Stock Option Plan. Options are exercisable 50% on January 31, 1996, and 50% on January 31, 1997, at a price of $10.00 per share, with the options expiring January 31, 1988.

(2) Based upon the market price on the date of grant and an annual appreciation at the rate stated of such market price through the expiration date of such options. The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price.
The Company did not use an alternative formula for a grant date valuation, as the Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

AGGREGATE OPTION EXERCISES AND OPTION VALUES

    The following table shows information concerning the exercise of stock options during the fiscal year 1996 by each of the named executive officers and the fiscal year-end value of unexercised options.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                     Number         Number           Value           Value
                                                     of             of               of              of
                                                     securities     securities       unexercised     unexercised
                         Shares                      underlying     underlying       in-the-         in-the-
                         acquired                    unexercised    unexercised      money           money
                         on            Value         options at     options at       options at      options at
                         exercise      realized      FY-end (#)     FY-end (#)       FY-($)          FY-end
Name                     (#)           ($)           exercisable    unexercisable    exercisable     unexercisable
- -----------------------  ------------  ------------  -------------  ---------------  --------------  ------------
Anthony J. Bruno                0              0             0               0               0                0

Arthur M. Jones, Sr.       16,000        135,000        17,000          11,000          17,000                0

Vincent J. Bruno            8,000         75,000        13,500           3,500          29,000                0

James A. Bruno              7,000         60,000         9,000           5,000          12,000                0

Bobby W. Little             3,500         32,000         3,500           3,500               0                0

   Total                   34,500        302,000        43,000          23,000          58,000                0


RETIREMENT PLANS

Profit Sharing 401(k) Retirement Plan

    The Company maintains a profit sharing cash and deferred retirement plan pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are not eligible to participate in a union-sponsored or co-sponsored qualified retirement plan will participate after one year of service and attainment of age 21.

    The Company may make discretionary contributions in an amount determined annually by the Board of Directors. Company contributions are allocated to each participant on the basis of compensation. Participants may make contributions to the Plan on a payroll deduction basis and the Company may make matching contributions on behalf of each participant. A separate salary reduction account and matching employer contribution account are maintained for each participant. All contributions are paid to NationsBank, as Trustee, to hold, invest and reinvest the funds. All accounts are vested at retirement, death or disability. Upon any other termination of employment, matching and discretionary contributions are vested after the fifth year of service. Subject to certain restrictions and tax penalties, participants may make early withdrawals from their salary reduction accounts.

Severance Agreements

    The executive officers of the Company are parties to Employment Continuity Agreements with the Company. Under the terms of the Employment Continuity Agreements, a participating executive will generally become entitled to receive benefits if the executives employment is terminated by the Company for "Good Reason" or by the Company without "Cause" within two years following a "Change of Control." For purposes of the Agreements, a "Change of

Control" is deemed to include (i) any acquisition of stock if the acquiring person would thereafter be the beneficial owner of 25% or more of the Company's voting stock, (ii) a merger or consolidation of the Company in which the Company is not the surviving corporation, (iii) a sale or exchange of all or substantially all of the property and assets of the Company, or (iv) any change over a two-year period or less in a majority of the Board of Directors that is not approved by 2/3 of the Directors either in office at the commencement of such two-year period or who were elected with the approval of a majority of Directors in office at the commencement of such two-year period. The term "Cause" is defined to mean the commission of certain crimes or a willful breach of duty if such neglect is not cured within 30 days of notice. An executive's termination of employment is deemed for "Good Reason" if any of the following occurred within two years of such termination; (i) a substantial change in the nature, or diminution in the status, of the individual's duties or position,
(ii) a reduction in the annual base salary provided to the individual, (iii) removal from the then current executive position, (iv) a failure to provide substantially the same support staff, (v) a material reduction in other benefits, (vi) relocation of the executives principal place of business outside Birmingham, Alabama, or (vii) a failure to assume the Employment Continuity Agreement. The Company considers it unlikely that the employment of all of the executives anticipated to be covered under these Agreements would be terminated following a Change of Control.

    The benefits payable under these Employment Continuity Agreements consist of a lump sum cash payment equal to three times, for Anthony J. Bruno, Arthur M. Jones, Sr. and James A. Bruno, two times for Vincent J. Bruno, Bobby W. Little and Michael Tortorice, and one times for Eugene Beckmann, Steven Taylor and Paul Bruno, the sum of the executive's average annual compensation at the time of termination and his average incentive compensation bonus for the three years preceding termination. Other benefits provided include the continuation of certain health, disability, and life insurance benefits for ten years.

Employment and Deferred Compensation Agreement

    Employment and Deferred Compensation Agreements between the Company and the executive officers of the Company provide that certain retirement benefits are to be paid to those officers upon their retirement after age 65 or after 1.5 years of employment with the Company. These benefits become vested in the employee ratably over a 25 year period until age 68 is reached at which time full vesting is achieved. Cash retirement benefits in a monthly amount equal to 4.2% of his average annual compensation for the three fiscal years ended immediately prior to his retirement date are to be paid to the employee for a period of 120 months following the date of his retirement. In addition, he is entitled to participate in the Company's health insurance plan for the remainder of his life. In the event of his death after retirement and during such 120-month period, the Company will be obligated to continue the payments to his spouse or heirs for the remainder of the 120-month term. In the event an officer becomes permanently disabled or dies prior to attaining age 65, the Company will be obligated to make the monthly cash payments to him, or to his wife or heirs in the event of his death, for such 120-month period. The Company accrues the present value of such retirement benefits from the date of such agreement to the normal retirement date. The occurrence of any event which entitles an executive officer to receive payment under his Employment Continuity Agreement is treated as a "retirement" under his Employment and Deferred Compensation Agreement, entitling him to receive payments thereunder and a right to elect to receive a present value lump sum payment.

INTEREST OF OFFICERS, DIRECTORS AND OTHERS IN CERTAIN TRANSACTIONS

    Big B leases a drug store in Hoover, Alabama, from Nancy Bruno, the mother of Vincent Bruno, Senior Vice President of Purchasing and Advertising and a Director of the Company. The annual minimum rental is $55,000, plus 2% of store sales (excluding sales of beer, wine or tobacco products) in excess of $2,750,000. For the last fiscal year, Nancy Bruno received no payments under provisions relating to sales in excess of the specified minimum. The term of this lease is through 2005.

    The Company leases from Theresa L. Bruno, the sister-in-law of Anthony J. Bruno, Chairman and CEO of the Company, five Big B Drug Stores, located in Birmingham, Gadsden, Clanton and Talladega, Alabama, and in Pensacola, Florida, under long-term leases with remaining terms ranging from 5 to 10 years and with three to four five-year renewal options. Each of the leases provides for an annual minimum guaranteed rent, plus an additional rent equal to 2% of annual sales in excess of a specified amount for each of the five drug stores. Future minimum lease payments under these net operating leases with noncancelable terms in excess of one year aggregate $1,816,000. Minimum lease payments were $266,000 in fiscal 1996, $257,000 in fiscal 1995, and $244,000 in fiscal 1994. No excess rentals were paid in fiscal 1996, 1995, or 1994.

    The Company utilizes the services of Perry Harper & Perry, Inc., an advertising agency, located in Birmingham, Alabama, of which Theresa Bruno, the wife of James A.Bruno, Executive Vice President, Secretary and a Director of the Company, is a shareholder and employee. In fiscal 1996, the Company paid to Perry Harper & Perry approximately $234,800 of commissions for its services.

    In the opinion of Management and a majority of the disinterested members of the Board of Directors, the terms of each of these leases and the Company's arrangement with its advertising agency are no less favorable than terms that could have been obtained from unaffiliated parties.